July 17, 2014

Via  EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention:                                         Patrick Gilmore, Accounting Branch Chief

Luna Bloom, Staff Attorney

Matthew Crispino, Staff Attorney

Joyce Sweeney, Staff Accountant

Re:                             Splunk Inc.
Form 10-K for the Fiscal Year Ended January 31, 2014
Filed March 31, 2014
File No. 001-35498

Ladies and Gentlemen:

Splunk Inc. (the “Company”) submits this letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter dated June 30, 2014, relating to the above-referenced filing.

In this letter, we have recited the Staff’s comments in italicized, bold type and have followed each comment with our response.

Form 10-K for the Fiscal Year Ended January 31, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Fiscal 2014, 2013 and 2012

Revenues, page 47

1.                                      We note your disclosure on page 13 that you have seen the proportion of your customer orders where revenue is recognized ratably increase steadily as a percentage of total orders. In your fourth quarter 2014 and first quarter 2015 conference calls, management indicates that 43% and 25% of quarterly license bookings in the fourth quarter of 2014 and the first quarter of 2015, respectively, are ratable recognition transactions. Please tell us what consideration was given to separately quantifying the proportion of license revenues that were under a ratable recognition model to enhance the transparency and understanding of how ratable recognition impacts your revenues as well as to describe any known trends. Refer to Item 303(a)(3) of Regulation S-K and Section III.B of SEC Release No. 33-8350.

In response to the Staff’s comment regarding known trends, the Company respectfully advises the Staff that, because the timing and size of such license arrangements may vary from period to period, the Company has not identified any known trends or uncertainties with respect to these arrangements that would have a material impact on its revenue.  However, the Company respectfully advises the Staff that, to the extent that such models will highlight a material trend that may be indicative of a change in its revenues, it will include disclosure within its MD&A for future filings.  The Company further advises the Staff that, to the extent the Company makes statements on its earnings conference calls quantifying the proportion of license revenues that were under a ratable recognition model, the Company will incorporate such statements in its future filings.

Item 11. Executive Compensation, page 85 (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A Filed April 29, 2014)

Executive Compensation

Compensation Discussion & Analysis, page 25

2.                                      We note that your compensation committee considered the compensation practices of the 2014 peer group when setting the compensation levels for your named executive officers and that its strategy was to target, relative to your peer group, annual base salary ranges, total target cash compensation, and long-term equity compensation at the 50th, 60th, and 75th to 90th percentile, respectively. Your discussion of the various elements of compensation, however, does not specifically explain how you arrived at the actual amounts paid for each named executive officer or how those amounts compare to the benchmarks used. In your future filings, please expand your disclosure accordingly. Where actual payments were above or below the benchmark, your disclosure should discuss the reasons for any material variations.

The Company acknowledges the Staff’s comment and, in future filings, intends to provide additional disclosure describing how various elements of executive compensation measured against any established benchmarks and, if applicable, any material deviations from those benchmarks.

3.                                      We note that individual performance is among the factors considered in setting long-term equity compensation awards to your named executives’ officers. In future filings, to the extent that individual performance is considered in determining long-term equity compensation awards or awards under other elements of compensation, discuss how individual performance affected that element of compensation for each of the named executive officers.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that in fiscal 2014, as has been the case historically, the Company did not establish individual performance criteria for determining the size of executive equity awards.  Instead, individual performance was one of several factors considered in determining the size of executive equity awards.  As described on page 35 of the Company’s 2014 proxy statement, for fiscal 2014, the compensation committee also considered the role and responsibility of the applicable executive officer, competition for technology executives, peer group data provided by Radford, the value of long-term equity compensation held by the applicable executive officer, the proportion of full value awards to stock options held by the applicable executive officer, the total target cash compensation opportunity for the applicable executive officer, and retention objectives.  The compensation committee reviewed these factors in the totality and did not assign specific criteria or weighting to any one factor.  In future filings, to the extent these factors, including individual performance, are reviewed and considered in determining the size of executive equity awards, the Company intends to provide additional details regarding such review and consideration.

Compensation Decision Process

Role of Management, page 28

4.                                      In your response letter, as well as in future filings, please clarify Mr. Sullivan’s role in the setting of his own compensation. Refer to Item 402(b)(2)(xv) of Regulation S-K.

The Company supplementally advises the Staff that the compensation committee solicits input from Mr. Sullivan with respect to his own compensation and the compensation of the Company’s other executive officers.  The compensation committee retains sole discretion for setting executive compensation, and considers Mr. Sullivan’s input, along with the market data provided by Radford based on comparable peer companies and the compensation committee’s own independent judgment, in determining the compensation for Mr. Sullivan and the Company’s other executive officers.  In future filings, the Company intends to provide a description clarifying Mr. Sullivan’s role in the setting of compensation for himself.

Cash Incentive Compensation

5.                                      We note that the target bonus opportunity for Messrs. Sullivan, Conte, Schroeder, and Sommer was based 100% on achievement of target revenues. In your response letter, please disclose the target levels for this corporate performance objective and confirm that you will provide similar disclosure in future filings as appropriate. Refer to Item 402(b)(2)(v) of Regulation S-K. To the extent you believe that disclosure of these targets is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter a detailed explanation of such conclusion. In this regard, please note that we generally do not agree with the argument that disclosing a company level performance target for the prior fiscal year would cause a registrant competitive harm when disclosure of the performance target will occur after the fiscal year has ended and actual company results have been disclosed.

In response to the Staff’s comment, the Company respectfully advises the Staff that the revenues target for the fiscal 2014 target bonus opportunity for Messrs. Sullivan, Conte,

Schroeder and Sommer was $280 million.  In its proxy statement for the annual meeting of stockholders to be held in 2015, the Company intends to disclose target levels of the corporate performance objectives for those of the Company’s fiscal 2015 named executive officers whose target bonus opportunities are based on achievement of target revenues.

Exhibits

6.                                      Please file as an exhibit the loan agreement entered into on May 9, 2013 with Silicon Valley Bank, or tell us why you are not required to do so. See Item 601(b)(10) of Regulation S-K. In future filings, please also update your disclosure to describe the material terms of any restrictive covenants in the context of your liquidity discussion.

The Company respectfully advises the Staff that it does not believe that the May 9, 2013 loan agreement with Silicon Valley Bank is a material agreement within the meaning of Item 601(b)(10) of Regulation S-K.  The loan agreement provides for a revolving line of credit facility, pursuant to which the Company may borrow up to $25 million, which represents approximately 2.8% and 8.2% of the Company’s cash and cash equivalents as of January 31, 2014 and 2013, respectively.  While the loan agreement is not a contract made in the ordinary course of business, the amount available for borrowing is not material to the Company.  As a result, the Company does not believe that it is required to file the loan agreement as an exhibit.  In response to the Staff’s comment, the Company intends update its disclosure to describe the material terms of any restrictive covenants in the context of its liquidity discussion in future filings.

* * * * *

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

Please direct your questions or comments regarding the Company’s responses to the undersigned at (415) 848-8658.  Thank you for your assistance.

Sincerely,

SPLUNK INC.

/s/ David F. Conte
David F. Conte
Senior Vice President and Chief Financial Officer

cc:                                Leonard R. Stein, Splunk Inc.

Mark McCaffrey, PricewaterhouseCoopers LLP

Jon Avina, Wilson Sonsini Goodrich & Rosati, P.C.

David Thomas, Wilson Sonsini Goodrich & Rosati, P.C.